LOBO TECHNOLOGIES LTD.

Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd

Xinwu District, Wuxi, Jiangsu

People’s Republic of China, 214111

March 19, 2026

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-1004

Attn: Bradley Ecker

Re:	LOBO TECHNOLOGIES LTD.
Registration Statement on Form F-1
Initially Filed on December 9, 2025, as amended
File No. 333-292027

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, LOBO TECHNOLOGIES LTD. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 5:00 p.m., Eastern Time, on March 23, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Huajian Xu
Huajian Xu Chief Executive Officer and Director

cc:	Loeb & Loeb LLP
Sichenzia Ross Ference Carmel LLP